UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

x	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010, OR
¨	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM _________ to _________

Registration number: 33-50273

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below: The Procter & Gamble Commercial Company Employees’ Savings Plan, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: c/o The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.

REQUIRED INFORMATION

Item 4	Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES’ SAVINGS PLAN
Date:   June 27, 2011

By: __/s/ Jennifer Ting________
          Jennifer Ting
          Secretary of the Master Savings Plan Committee

EXHIBIT INDEX

23	Consent of Deloitte & Touche LLP

The Procter & Gamble
Commercial Company
Employees’ Savings Plan

Financial Statements as of and for the Years Ended
December 31, 2010 and 2009, Supplemental
Schedules as of and for the Year Ended
December 31, 2010, and Report of
Independent Registered Public Accounting Firm

THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES’ SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2010 and 2009	3

Notes to Financial Statements as of and for the Years Ended December 31, 2010 and 2009	4-10

SUPPLEMENTAL SCHEDULES:	11

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2010	12

Form 5500, Schedule H, Part IV, Line 4j - Schedule of Reportable Transactions for the Year Ended December 31, 2010	13

 NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules
       and Regulations for Reporting and Disclosure under the Employee Retirement Income
       Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Procter & Gamble Master Savings Plan Committee:

We have audited the accompanying statements of net assets available for benefits of The Procter & Gamble Commercial Company Employees’ Savings Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in the audit of the basic 2010 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP

Cincinnati, Ohio
June 24, 2011

THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES’ SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2010 AND 2009

	2010	2009

ASSETS

Cash and cash equivalents	$ 2,850	$ 2,847
Investments — at fair value:
The Procter & Gamble Company common stock — 216,248 shares
(cost, $9,796,700) at December 31, 2010; 227,635 shares
(cost, $9,903,225) at December 31, 2009	13,911,213	13,801,483
The J.M. Smucker Company common stock — 737 shares
(cost, $24,851) at December 31, 2010; 808 shares
(cost, $26,705) at December 31, 2009	48,383	49,897
Mutual funds	10,808,365	9,629,767

Total investments	24,770,811	23,483,994

RECEIVABLES — Notes receivable from participants	48,323	85,102

Total assets	24,819,134	23,569,096

LIABILITIES — Excess contributions payable	-	13,280

NET ASSETS AVAILABLE FOR BENEFITS	$ 24,819,134	$ 23,555,816

See notes to financial statements.

THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES’ SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009

ADDITIONS:
Contributions:
Participant contributions	$ 835,810	$ 1,058,227
Employer contributions	210,994	314,940

Total contributions	1,046,804	1,373,167

Investment income:
Net appreciation in fair value of investments	1,839,217	2,026,008
Dividends and interest	593,782	450,870

Net investment income	2,432,999	2,476,878

Interest income on notes receivable from participants	4,740	748

Total additions	3,484,543	3,850,793

DEDUCTIONS:
Benefits paid to participants	2,209,624	2,234,574
Administrative expenses	11,601	125

Total deductions	2,221,225	2,234,699

TRANSFERS FROM OTHER QUALIFIED PLANS	-	5,741,002

INCREASE IN NET ASSETS	1,263,318	7,357,096

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	23,555,816	16,198,720

End of year	$ 24,819,134	$ 23,555,816

See notes to financial statements.

THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES’ SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

1.	DESCRIPTION OF THE PLAN

The following description of The Procter & Gamble Commercial Company Employees’ Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan covering all eligible employees of Procter & Gamble Commercial, LLC (the “Plan Sponsor”) and Olay LLC, (collectively, the “Companies”), subsidiaries of The Procter & Gamble Company (“P&G”). In order to be eligible to participate in the Plan, employees must be residents of Puerto Rico and have completed one year of service. The Procter & Gamble Master Savings Plan Committee controls and manages the operation and administration of the Plan. Banco Popular de Puerto Rico serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

During the year ended December 31, 2009, the Plan was amended as follows:

·
Effective September 4, 2009, the assets of the Puerto Rican participants in The Gillette Company Employees’ Savings Plan (the “Gillette Plan”), another qualified plan sponsored by affiliates of the Companies, were merged with and into the Plan. Net assets received from the Gillette Plan amounted to $5,386,026. The Plan was further amended to reflect certain provisions applicable to accounts transferred from the Gillette Plan.

·
The Gillette Company Employee Stock Ownership Plan (the “Gillette ESOP”), another qualified plan sponsored by affiliates of the Companies, transferred balances for terminated Puerto Rican employees who were not eligible for retiree medical coverage under the Companies’ health care plan(s) to the Plan, as allowed under both the Gillette ESOP and the Plan. Net assets received from the Gillette ESOP amounted to $354,976 during the year ended December 31, 2009.

·
Effective October 31, 2009, all participants terminating employment with Procter & Gamble Pharmaceuticals Puerto Rico LLC in connection with the sale of the pharmaceutical business of P&G to a third party, became 100% vested in their account balances as of the effective date of the sale.

Contributions — Each year, participants may contribute up to 10% of their pretax annual compensation, as defined in the Plan, not exceeding the maximum deferral amount specified by Puerto Rico law. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Companies contribute 40% of the first 5% of eligible compensation that a participant contributes to the Plan. Contributions are subject to certain limitations.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, allocations of the Companies’ contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants direct the investment of their contributions into various investment options offered by the Plan. The Companies’ contributions are automatically invested in The Procter & Gamble Company common stock (“P&G common stock”). The Plan currently offers six mutual funds (including a money market mutual fund) as investment options for participants. As of December 31, 2010 and 2009, the Plan's investment in P&G common stock represents a concentration in investments.

Vesting — Participants are vested immediately in their contributions, plus actual earnings thereon. The Companies’ contributions plus actual earnings thereon are 100% vested upon the occurrence of any of the following events: completion of three years of credited service; attaining age 65; total disability while employed by the Companies or death while employed by the Companies.

Payment of Benefits — On termination of service, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Loans to Participants — New loans to participants are not permitted under the Plan. Participant loans included in the accompanying statement of net assets available for benefits represent outstanding loans granted to participants of the Gillette Plan prior to its merger with the Plan.

Forfeited Accounts — At December 31, 2010 and 2009, forfeited nonvested accounts totaled $8,680 and $40,871, respectively. These accounts can be used to reduce future employer contributions. Employer contributions were reduced by $32,582 for the year ended December 31, 2010.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, including common stock and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Quoted market prices are used to value investments. Fair value of the P&G common stock and The J.M. Smucker Company common stock (“Smucker common stock”) is determined by published composite trading prices. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Payment of Benefits — Benefit payments to participants are recorded upon distribution.

Administrative Expenses — Administrative expenses of the Plan are paid by the Plan unless paid by the Companies as provided in the Plan document.

Excess Contributions Payable — The Plan is required to return contributions received during the Plan year in excess of the Puerto Rico Internal Revenue Code of 1994 (1994 PRIRC) limits. As of December 31, 2009, the Plan recorded a liability in the amount of $13,280 payable to certain participants for excess contributions. As of December 31, 2010, the Plan had no liability for excess contributions payable.

New Accounting Standards

ASU No. 2010-06, Fair Value Measurements and Disclosures — In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, Fair Value Measurements and Disclosures which amends ASC 820, Fair Value Measurements and Disclosures, adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan prospectively adopted the new guidance in 2010, except for the Level 3 reconciliation disclosures, which are required in 2011. The adoption in 2010 did not materially affect, and the future adoption is not expected to materially affect, the Plan’s financial statements.

ASU No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans — In September 2010, the FASB issued ASU No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans. The ASU requires that participant loans be classified as notes receivable rather than a plan investment and measured at unpaid principal balance plus accrued but unpaid interest rather than fair value. The Plan retrospectively adopted the new accounting in 2010. The adoption did not have a material effect on the Plan’s financial statements.

3.	FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s policy is to recognize significant transfers between levels at the actual date of the event or change in circumstances that caused the transfer.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2010 and 2009.

	Assets Measured at Fair Value at December 31, 2010

	Quoted Prices in	Significant Other	Significant
	Active Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Cash and cash equivalents	$2,850	$-	$-	$2,850
Mutual funds:
Money Market	1,385,295			1,385,295
Equity	6,101,099			6,101,099
Fixed Income	952,223			952,223
Balanced	2,369,748			2,369,748
Common stock	13,959,596			13,959,596

Total	$24,770,811	$-	$-	$24,770,811

	Assets Measured at Fair Value at December 31, 2009

	Quoted Prices in	Significant Other	Significant
	Active Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Cash and cash equivalents	$2,847	$-	$-	$2,847
Mutual funds:
Money Market	1,438,324			1,438,324
Equity	5,113,222			5,113,222
Fixed Income	896,988			896,988
Balanced	2,181,233			2,181,233
Common stock	13,851,380			13,851,380

Total	$23,483,994	$-	$-	$23,483,994

For the years ended December 31, 2010 and 2009, there were no significant transfers in or out of Levels 1, 2 or 3.

4.	INVESTMENTS

The Plan’s investments that represented five percent or more of the Plan’s net assets available for benefits at December 31, 2010 and 2009, are as follows:

	2010	2009

The Procter & Gamble Company common stock (1)	$ 13,911,213	$ 13,801,483
Oakmark Equity & Income Fund I	*	2,181,233
Royce Low Priced Stock Fund	*	1,441,267
Vanguard Balanced Index Fund	2,369,748	*
Vanguard Small Cap Index Fund	1,871,819	*
BlackRock S&P 500 Stock Fund	3,205,315	2,810,366
JP Morgan Prime Money Market Fund (2)	1,385,295	1,438,324

(1) Nonparticipant directed and represents a party-in-interest to the Plan.
(2) Party-in-interest to the Plan.
* Investment option added or removed during the current year

During the years ended December 31, 2010 and 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2010	2009

Common stock	$ 840,085	$ 437,411
Mutual funds	999,132	1,588,597

Net appreciation in fair value of investments	$ 1,839,217	$ 2,026,008

5.	NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments (P&G common stock) as of December 31, 2010 and 2009, and for the years then ended, is as follows:

	2010	2009

Changes in net assets:
Contributions	$ 610,291	$ 777,793
Net appreciation in fair value of investments	837,070	422,309
Dividends	417,837	312,600
Benefits paid to participants	(1,537,251)	(1,607,625)
Net transfers to participant-directed investments	(218,759)	(33,280)
Loan repayments	2,347	613
Transfers in from other qualified plans	-	4,063,489
Management fees	(1,819)	-
Other receipts/disbursements	14	(854)

Net change	109,730	3,935,045

The Procter & Gamble Company common stock —
beginning of year	13,801,483	9,866,438

The Procter & Gamble Company common stock — end of
year	$ 13,911,213	$ 13,801,483

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by JP Morgan. JP Morgan Retirement Plan Services performs record keeping and administrative services for the Plan and, therefore, transactions with JP Morgan related entities qualify as party-in-interest transactions. In addition, the Plan has an interest bearing deposit with Banco Popular de Puerto Rico, the trustee for the Plan. Fees paid by the Plan for investment management and trustee services were not significant for the years ended December 31, 2010 and 2009.

At December 31, 2010 and 2009, the Plan held 216,248 and 227,635 shares, respectively, of P&G common stock, with a cost basis of $9,796,700 and $9,903,225, respectively. Related dividend income for the years ended December 31, 2010 and 2009, amounted to $417,837 and $312,600, respectively.

7.	PLAN TERMINATION

Although they have not expressed any intention to do so, the Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

8.	TAX STATUS

The Plan is exempt from Puerto Rico income taxes under the provisions of the 1994 PRIRC, as amended. The Plan is not qualified under Section 401(a) of the U.S. Internal Revenue Code, but it is exempt from U.S. taxation under Section 1022 of the Employee Retirement Income Security Act of 1974.  The Plan is subject to routine audits by taxing jurisdictions at any time.  The Companies and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the 1994 PRIRC and the Plan and the related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Subsequent Event - On January 31, 2011, a new Puerto Rico Internal Revenue Code (the “2011 PRIRC”) was enacted, which replaces the 1994 PRIRC, as amended. The 2011 PRIRC modifies rules concerning contributions limits, coverage requirements, non-discrimination testing, and other matters. The 2011 PRIRC also provides for certain changes applicable to plans sponsored by entities under common control. These changes are effective for periods commencing after December 31, 2010, with certain additional requirements beginning on January 1, 2012.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO THE FORM 5500

Reconciliation of net assets available for benefits as shown in the financial statements to those in the Form 5500 as filed by the Plan as of December 31, 2010 and 2009, is as follows:

	2010	2009

Net assets available for benefits per the financial statements	$ 24,819,134	23,555,816
Certain deemed distributions of participant loans	(22,369)	-

Net assets available for benefits per Form 5500	$ 24,796,765	$ 23,555,816

Reconciliation of distributions made from the Plan as shown in the financial statements to those in the Form 5500 for the year ended December 31, 2010, is as follows:

Benefits paid to participants per the financial statements	$ 2,209,624
Plus deemed loans distributions	$ 32,417
Less deemed loans distributed previously	(10,934)

Benefits paid to participants per the Form 5500	$ 2,231,107

For the year ended December 31, 2010, the following is a reconciliation of net investment income per the financial statements to the Form 5500:

Total net investment income per the financial statements	$ 2,432,999
Interest income on notes receivable from participants per the financial statements	$ 4,740
Less interest on deemed distributions	(886)

Total income on investments per the Form 5500	$ 2,436,853

SUPPLEMENTAL SCHEDULES

THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES’ SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
AS OF DECEMBER 31, 2010
EIN: 66-0676831
PLAN: 002

		Description of
Identity of Issue		Investment	Cost	Fair Value

The Procter & Gamble Company	*	Common stock	$ 9,796,700	$ 13,911,213

The J.M. Smucker Company		Common stock	**	48,383

Vanguard Inflation Protected Securities
Fund		Mutual fund	**	8,786

Vanguard Balanced Index Fund		Mutual fund	**	2,369,748

Vanguard Total Bond Market Index
Fund		Mutual fund	**	943,437

Vanguard Small Cap Index Fund		Mutual fund	**	1,871,819

Vanguard FTSE All-World EX US Index
fund		Mutual fund	**	1,023,965

BlackRock S&P 500 Stock Fund		Mutual fund	**	3,205,315

JP Morgan Prime Money Market
Fund	*	Mutual fund	**	1,385,295

JP Morgan Chase Bank	*	Deposit	212	212

Banco Popular de P.R.		Time deposit open account
(Time Deposit)	*	bearing interest at a variable rate
		(.20% at December 31, 2010)	2,638	2,638

Participants loans	***			25,954

Total				$ 24,796,765

* Party-in-interest.
** Cost information is not required for participant-directed investments and therefore is not included.
*** 11 loans were outstanding at December 31, 2010, bearing interest at rates ranging from 4.25% to 9.25%.

THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES’ SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4j — SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2010
EIN: 66-0676831
PLAN: 002

SINGLE TRANSACTIONS — None.

SERIES OF TRANSACTIONS
Current
Value of
				Asset on	Net
	Purchase	Sales	Cost of	Transaction	Gain
Description of Asset	Amount	Amount	Asset	Date	on Sale

The Procter & Gamble Company common stock *	$ 1,080,209	$ -	$ 1,080,209	$ 1,080,209	$ -
The Procter & Gamble Company common stock *	-	1,637,271	1,035,394	1,637,271	601,877

* Party-in-interest.